Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: September 8, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 31, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following materials are being used from time to time by Wachovia in presentations to investors

Wachovia Corporation Investor Update September 2004 Bob Kelly, CFO

Wachovia in perspectiveDiversified scale businesses

Bank under

1,508 $179 Corporate & Investment $ Wealth Management

$4,944 million 4%

30% $548 Parent $33 1% 11% Capital Management

TTM Segment Earnings* — 54% Represents net income available to common shareholders; segment earnings prepared

General Bank $2,676 #3725 IR Update

–

* Trailing twelve months as of June 30, 2004. generally accepted accounting principles exclude merger-related and restructuring expense, which equaled $253 million after-tax. Page 1

• Rank Banks

• #3 #3 #18 U.S. #3 #4 #2 #7 U.S. of #3 millions) ($

• Revenues $5,005 $2,819 $527 $2,606

• YTD 2004 banking) reps assets Banking) AUM issues/deals.

• businesses Bank of

• perspective commercial ATMs registered in (Private client agency clients number in and billion billion lead scale 4,400 10,800 on $104 $60 insurance Investment based Lines business funds: clients, and securities* ranking Bank branches, Brokerage: middle-market syndications* management table Update

• small Management Management yield* league IR

• Business #3725 2,500 Retail Mutual 67,000 Commercial 2,600 Preferred Loan Cash High –

• 2004 2

• WachoviaDiversified Key General (Retail, Capital • • Wealth • • Corporate • • • • • *YTD Page

Wachovia in perspectiveVast distribution network

Wachovia Financial Centers

SouthTrust Financial Centers

Wachovia Brokerage Offices

*Pro forma for SouthTrust transaction scheduled to close 4Q04.

Page 3 #3725 IR Update –

Wachovia in perspectiveRevenue and earnings* momentum

2Q04 vs. 2Q03 Growth

General Bank 5% 16%

Wealth Management 13% 49%

Corporate and Investment Bank 18% 56%

Capital Management 63% 44%

Revenue Earnings*

*Represents net income available to common shareholders excluding merger-related and restructuring expenses.

Page 4- #3725 IR Update

Service momentum

Superior customer service

Customer Satisfaction Scores*

20% 5.59 1Q99

6.13 1Q00

6.29 t s 1Q01

6.38 A 2Q02

6.54 n 2Q03

6.57 12% 2Q04

Led 2003 American Customer Satisfaction Index-

University of Michigan

Score 2003 vs. 2000

Wachovia 76 +15.2%

Bank of America 74 +17.5%

Bank One 70 0.0%

Wells Fargo 68 +1.5%

All Others 76 +5.6%

*Data is from independent studies conducted with customers who transact in our

Financial Centers. Scores prior to 1Q02 for legacy First Union only. Scale of 1–7.

Page 5 #3725 IR Update

Retail & Small Business
Leveraging proven success


Revenue per Financial Center
($ in thousands)
+28%
$581
$606
$615
$648
$645
$691
$714
$687
$704
$743
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04

Page 6 – #3725 IR Update

WACHOVIA

Moving forward

Strategically focused on managing for growth

Focus on maintaining employee engagement

Focus on building customer loyalty

Focus on execution of revenue growth strategies

Focus on improving cost structure and operating efficiencies

Focus on financial strength and corporate governance

Focus on SouthTrust merger approval and successful merger integration

Page 7 IR #3725

SouthTrust rationale

Creates $1 billion of shareholder value for WB shareholders based on announcement assumptions in June 21investor deck

Upside shareholder value potential exceeds $1.6B including achievable revenue synergies

Strengthens competitive positioning in fast growing Southeast

Provides additional scale and growth opportunities to General Bank

Offers significant revenue synergies , yet none are assumed

Deepens and expands base of key human capital

Extends General Bank’s footprint

Accelerates Texas strategy

Expense efficiencies reasonable and achievable

Low-risk integration

Clean, straightforward systems environment

Vast majority of integration activities are GBG related

Only two deposit conversions required

Integration plans further along than WB/FTU integration at this point in timeline

Capacity considerations require less system analysis and allows for handling of more accounts for less cost

Page 8 #3725 IR Update

SouthTrust opportunity

Retail & Small Business: further leverage the sales culture

Branch revenue lift estimated at $175 million/year



Average SouthTrust branch production
as a % of an average Wachovia branch*
22%
37%
48%
53%
100%
Consumer Loans
Investment Sales
Retail Checking
Small Business Loans
Goal

*Branch production estimates as of 1Q04.

Page 9 – #3725 IR Update

WACHOVIA

SouthTrust opportunity

Commercial: further leverage the sales culture

Avg. SouthTrust outstandings/RM as a % of avg. WB outstandings/RM*


100%
67%
22%
Deposits
Loans
Goal

Additional product opportunities

- Treasury Services
  - Penetration of Small Business segment is 50% of that of Wachovia's
- Derivatives
  - New product opportunity
- Commercial Real Estate Securitizations
  - New product opportunity
- Permanent Real Estate Loan Placement
  - New product opportunity

**Commercial outstanding estimates as of 2Q04.*
Treasury Services Annual Revenues/Commercial Loans Outstanding

Page 10 – #3725 IR Update

WACHOVIA

SouthTrust is a less complexconversion than Wachovia/First Union

Number system applications requiring conversion 1,100

600

45% fewer systems to convert

Number of accounts requiring conversion (in millions) 5.2 2.3

55% fewer accounts to convert

Transaction volumes as a% of legacy company 40% 10%

Lower transaction volumes as a% of acquiring company will result in minimal needs for capacity expansion

Number of regional conversions 4 2

50% fewer regional conversions

Wachovia/ First Union Wachovia/ SouthTrust

–

Page 11 #3725 IR Update

Cautionary statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between Wachovia Corporation and SouthTrust Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to Wachovia's and SouthTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets" and similar expressions. These statements are based upon the current beliefs and expectations of Wachovia's and SouthTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule and without greater divestitures than anticipated; (6) the failure of Wachovia's and/or SouthTrust's shareholders to approve the merger; (7) enforcement actions by governmental agencies that are not currently anticipated; (8) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (9) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (10) changes in the U.S. and foreign legal and regulatory framework; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause Wachovia's and SouthTrust's results to differ materially from those described in the forward-looking statements can be found in Wachovia's and SouthTrust's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Wachovia or SouthTrust or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Page 12 – #3725 IR Update

WACHOVIA

Additional information

The proposed merger between Wachovia Corporation and SouthTrust Corporation will be submitted to Wachovia's and SouthTrust's shareholders for their consideration, and on August 31, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab "Inside Wachovia – Investor Relations" and then under the heading "Financial Reports - SEC Filings". You may also obtain these documents, free of charge, at www.southtrust.com under the tab "About SouthTrust", then under "Investor Relations" and then under "SEC Documents". Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia's 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust's 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above.

Page 13 – #3725 IR Update

WACHOVIA